SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 7, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated April 6, 2004 regarding AGM decision on Long Term Incentive Plan 2004 and transfer of own shares.

Ericsson Press Releases

Ericsson’s shareholders’ meeting decided on Long Term Incentive Plan 2004 and transfer of own shares

Date: Tuesday, April 6 2004

At the annual general meeting of shareholders in Ericsson held today, it was resolved, in accordance with the proposal from the Board of Directors, to implement a Long Term Incentive Plan 2004. The Long Term Incentive Plan 2004 (“LTI 2004”) will be directed to senior managers and other key contributors and is based on the Stock Purchase Plan 2003. The annual general meeting of shareholders also resolved to amend one parameter in the Stock Purchase Plan 2003 and to transfer own shares.

As stated in connection with the implementation of the Stock Purchase Plan 2003 (“SPP 2003”), the Board of Directors has during the past year evaluated previous incentive programs. The LTI 2004, targeted at senior managers and other key contributors, is based on the SPP 2003 and it will be added to the SPP 2003, i.e. include the same structure and provisions, except for certain specific features, and follow the same contribution and investment cycles.

The LTI 2004 will be directed to 4,500 key contributors and 200 senior managers. Participation in the LTI 2004 presupposes that the employees participate in the SPP 2003, i.e. save money for the purchase of shares in Ericsson. If the shares purchased in accordance with the SPP 2003 are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to one matching share free of consideration for each one purchased pursuant to the SPP 2003. In addition to the regular one matching share under the SPP 2003, participants in the LTI 2004 will be entitled to additional matching of shares free of consideration. 4,500 key contributors are entitled to an additional match of one share for each one purchased, 150 senior managers may be entitled to an additional performance match of up to four shares for each one purchased and 50 top senior managers may be entitled to an additional performance match of up to six shares for each one purchased.

The terms of the additional performance match for senior managers are based on an average annual percentage growth rate in earnings per share (“EPS”) between July 1, 2004 and June 30, 2007, with annualized first half 2004 EPS as the starting point. Maximum matching shares will be allocated if the average annual EPS growth is at or above 25 percent. No allocation of matching shares will occur if the average annual EPS growth is at or below 5 percent. Matching of shares between an average annual EPS growth 5 and 25 percent is linear.

Before the number of performance shares are finally determined, the Board of Directors shall examine whether the performance matching under the LTI 2004 is reasonable considering the company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched under the LTI 2004 to the lower number of shares deemed appropriate by the Board of Directors.

The annual general meeting of shareholders also resolved to amend one parameter of the SPP 2003 by removing the SEK 50,000 annual restriction on individual investments in shares under the SPP 2003, while retaining 7.5 per cent of annual salary as the maximum for investments in shares. This is in order to achieve the desired levels of remuneration under the LTI 2004 and to avoid too wide a gap between senior employees selected to participate in the additional performance match under the LTI 2004 and those who are not.

In order to implement the LTI 2004 and as a consequence of the removal of the SEK 50,000 restriction on individual investment in shares under the SPP 2003, the annual general meeting of shareholders also, in accordance with the proposal of the Board of Directors, resolved on transfer of own stock in accordance with the following:

Transfer of own stock

No more than 24,600,000 shares of series B may, during the period from November 15, 2004 up to and including November 15, 2008, be transferred, free of consideration, to employees covered by the terms of the LTI 2004 and the SPP 2003, of which 23,500,00 shares are related to the LTI 2004 and 1,100,000 shares to the SPP 2003.

However, of these shares it shall be possible to transfer, prior to the annual general meeting of shareholders in 2005, no more than 4,900,000 shares of series B at Stockholmsbörsen (the Stockholm Stock Exchange) at a price within the, at each time, registered price interval for the share, in order to cover inter alia social security payments, of which 4,700,000 shares are related to the LTI 2004 and 200,000 shares to the SPP 2003.

In respect of the number of shares (1,100,000) related to the SPP 2003, the number of shares is an addition to the 158,000,000 shares of series B that was resolved to be transferred in connection with the implementation of the SPP 2003.

Dilution and costs

In order to implement the LTI 2004 and as a consequence of the removal of the SEK 50,000 restriction on individual investment in shares under the SPP 2003, a total of 24,600,000 shares are required, corresponding to approximately 0.16 per cent of the total number of outstanding shares. The number of potential shares covered by existing incentive programs, including shares to cover social security payments, amounts to 327 million shares, corresponding to approximately 2.07 per cent of the number of outstanding shares. As per 6 April 2004, Ericsson holds 304,069,803 own shares.

The LTI 2004 will generate administration costs, compensation costs and social security costs in the range of SEK 230 million to SEK 551 million unevenly distributed over the years 2004-2008. Only administration costs of approximately SEK 10 million will affect the cash flow. The costs shall be compared with Ericsson’s total remuneration costs, which 2003 amounted to approximately SEK 36 billion, including social security fees.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Åse Lindskog, Head of Media Relations, Communications

Phone: +46 730 24 48 72

Ericsson press phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ola Rembe, Media Relations, Communications

Phone: +46 730 24 48 73

Ericsson press phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Investors and analysts

Gary Pinkham, Head of Investor Relations, Communications

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 7, 2004